Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Commission File No.: 001-37512

Date: March 25, 2019

On March 25, 2019, Cousins Properties Incorporated (“Cousins”) hosted a conference call to provide supplemental information regarding Cousins’ pending acquisition of TIER REIT, Inc. (“TIER”) pursuant to the Agreement and Plan of Merger, dated as of March 25, 2019, by and among Cousins, TIER and Murphy Subsidiary Holdings Corporation.  A copy of the transcript from this call follows.

COUSINS PROPERTIES INCORPORATED M&A CALL - PRELIMINARY COPY MAR 25, 2019

Call Participants

EXECUTIVES

Gregg D. Adzema

Executive VP & CFO

Cousins Properties Incorporated

Michael Colin Connolly
President, CEO & Director

Cousins Properties Incorporated

Pamela F. Roper

Executive VP, General Counsel &

Corporate Secretary

Cousins Properties Incorporated

Scott W. Fordham

CEO & Director
TIER REIT, Inc.

ANALYSTS

Blaine Matthew Heck
Wells Fargo Securities, LLC,
Research Division

David Bryan Rodgers

Robert W. Baird & Co.

Incorporated, Research Division

James Colin Feldman

BofA Merrill Lynch, Research
Division

Michael Robert Lewis

SunTrust Robinson Humphrey,

Inc., Research Division

Piljung Kim

BMO Capital Markets Equity

Research

Robert Chapman Stevenson
Janney Montgomery Scott LLC,
Research Division

Unknown Analyst

Copyright © 2019 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

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Presentation

Operator

Good day, and welcome to the Cousins Property and TIER REIT Conference Call. [Operator Instructions] Please note, this event is being recorded. I would now like to turn the conference over to Pam Roper, Executive Vice President, General Counsel of Cousins Properties. Please go ahead.

Pamela F. Roper

Executive VP, General Counsel & Corporate Secretary

Good morning, everyone, and thank you for joining us. With me today are Colin Connolly, President and Chief Executive Officer of Cousins Property; Scott Fordham, the Chief Executive Officer of TIER REIT; and Gregg Adzema, the Chief Financial Officer of Cousins Properties.

As we said in the press release [indiscernible] this morning, the presentation for this call is scheduled in the Investor Relations page of our website at www.cousins.com and on the Investor Relations page of TIER’s website at www.tierreit.com.

Please be aware that certain items discussed today may constitute forward-looking statements within the meaning of Federal Securities Laws with respect to the merger between Cousins Properties and TIER REIT. Actual results may differ materially from these statements, which are variety of risks and uncertainties and other factors. Neither company undertakes any duty to update any forward-looking statements whether as a result of new information, future events or otherwise.

The full declaration regarding forward-looking statements is provided in the press release earlier today.

In addition, a statement regarding additional information and [indiscernible] proposed merger and where to find is provided in such release.

With that, I’ll turn the call over to Colin Connolly.

Michael Colin Connolly

President, CEO & Director

Thank you, Pam, and good morning, everyone. We appreciate you joining us today on short notice to discuss this very exciting combination with TIER REIT. Please note that we published a summary presentation to our respective websites, which contains details on the transaction. We do not intend to flip pages today, instead we will provide some initial remarks followed by Q&A.

As announced earlier this morning, the Board of Directors of both companies have unanimously approved the strategic merger, which we expect to close during the third quarter of 2019. Simply put, we believe that this transaction creates the preeminent Sun Belt office REIT. Let me walk you through by this merger is so compelling.

First, our highly complementary portfolios, on a combined basis, represents an unmatched collection of trophy office properties, balanced across premier Sun Belt markets.

Importantly, the transaction enhances our geographic mix as we will grow in Austin, one of the best performing markets in the nation, while balancing our Atlanta exposure without selling high quality assets.

In addition, the merger creates a strategic foothold in the best submarkets of Dallas and adds a value-added asset at main and main location in Charlotte in close proximity to the Cousins portfolio.

Before moving on, I would like to highlight the leading market positions of the combined company in Atlanta and Austin. Post-closing, Cousins will have Class A market share of 18% in Buckhead and 14% in Midtown. Over in Austin, we will have 21% market share in CBD and 28% market share at the Domain, Austin’s second downtown.

We remain bullish on those cities as they have demonstrated a consistent ability to attract high quality jobs from leading companies like Google, Apple, Norfolk Southern, BlackRock and Facebook, who have announced recent expansions or relocations to the cities.

In our view, the best Sun Belt cities with attractive urban cores and leading research universities are uniquely positioned to compete in a world to recruit and retain top talent.

Next, the combined company will have exceptional growth and value creation opportunities in the future. The current development pipeline, in aggregate, totals $484 million with 1.5 million square feet of office that is % 77% pre-leased, the highly regarding companies like Dimensional Fund Advisors, Parsley Energy and several Fortune 100 technology companies.

In addition, [indiscernible] is land back with well located office development tabs in Austin and Dallas as well as a great in Buckhead Atlanta adjacent to our corporate headquarters.

When combined with the Cousins shadow pipeline, the company will own strategic land that can accommodate over 3.4 million square feet of new office developments in our core markets.

Given the increased scale of the combined company, this land back will total less than 2% of the combined company’s total market value.

Lastly, the merger is financially attractive for Cousins. Given the highly complementary geographic footprint of the companies, we anticipate immediate G&A synergies of approximately $18.5 million.

In addition, we expect to generate additional operational and leasing synergies through our increased scale and market concentrations.

As a result, we believe that the transaction will be accretive to both NAV and FIFO on a long-term basis as we realize value from these energies, along with the stabilization of TIER significantly pre-leased development pipeline in 2021 and 2022.

Importantly, we’re able to execute the transaction while retaining a best-in-class balance sheet, which provides financial flexibility and capacity to fund future growth.

Before I turn the call over, I want to express my respect for Scott Fordham, CEO of TIER REIT as well as his entire team and Board of Directors. They have done an admirable job of repositioning TIER since becoming a publicly-traded company almost 4 years ago and have delivered great value for the shareholders. We are excited for Scott to join the Cousins’ board upon closing of the merger and I look forward to working with him in the future. Scott?

Scott W. Fordham
CEO & Director

Thank you, Colin, and good morning, everyone. This is an important time for TIER REIT. Yesterday, our Board voted unanimously to merge TIER REIT into Cousins Properties. It is my belief that this combination is a highly compelling opportunity for our stockholders.

Without a doubt, I believe this strategic combination results in a portfolio of significant scale, a remarkable quality, located in and appropriately diversified across selected Sun Belt markets, attractive to high growth companies.

In addition, the combination offers a formidable balance sheet, along with premier development size that should uniquely position the combined company to take advantage of opportunities to create significant value through development.

I have known Larry and Colin for many years and have a great deal of respect for the leadership team and their company. I look forward to working with Colin and his team to achieve a seamless integration of the companies.

The economics of this transaction were an important consideration for us using Friday’s closing price, our investors will receive a 15.6% premium on their shares as well as a 20% increase in their dividends for TIER REIT share.

I will be remiss if I did not address my TIER REIT colleagues. I’m truly grateful for their efforts over the years that have led us to this compelling opportunity for our stockholders. We built a tremendous organization and our employees have done an outstanding job creating significant value for TIER REIT stockholders.

We’re proud of the 84% total return our shareholders have earned since our listing in July 2015 based on the merger exchange ratio and the closing share price as of Friday.

With that, I will turn the call back over to Gregg.

Gregg D. Adzema
Executive VP & CFO

Thanks, Scott. Good morning, everyone. I’m going to begin by discussing the transaction’s impact on our income statement and balance sheet. And then I’ll move on to the capital sources and uses contemplated to close the transaction. I’ll follow that with the brief discussion on the dividend and then I’ll wrap up with earnings guidance.

Based on the third quarter closing date, we expect this transaction to be modestly dilutive to full year 2019 FFO, which primarily driven by Cousins’ current FFO multiple, which is temporarily low due to the significant Norfolk Southern gains and fees we announced a couple weeks ago, combined with TIER’s currently high FFO multiple, driven by the relatively large development pipeline.

Longer term, as Colin discussed eared, we firmly expect this transaction to be accretive to FFO.

Turning to our balance sheet. We expect the transaction to increase net debt-to-EBITDA to approximately 4.5x. At this leverage point, our balance sheet we remain among the very best within the office sector and in line with our often stated target leverage level. We consistently managed our leverage at 4.5x are lower since 2014 with the specific purpose of allowing us to efficiently complete opportunistic transactions. This approach would enable us to complete partly transaction in 2016 and this will allows us to complete this transaction today.

From sources and user perspective, the transaction is very clean. The only potential capital markets activity will be a new debt issuance used to repay terms — 2 terms loans and any outstanding balance [ on ] their credit facility. We will issue this issuance or issuances opportunistically to the extent we close the transaction without compelling — I’m sorry, without completing a new debt issuance. We will have repay TIER’s term loans and the facility with draw on our unsecured credit facility where we have ample availability with a current view toward paying it down over time with permanent debt or asset sales.

To be clear, no asset sales are needed from either company to close this transaction. In fact, we recently pulled our Meridian Mark medical office building, which was our only operating property in the process of being sold off the market.

The interest in this asset was terrific and the pricing was strong, however, this larger transaction allows us to deemphasize efforts to reduce our planned exposure to reassess our entire portfolio.

Moving on, the combined company will assume Cousins’ current dividend policy. As Scott mentioned based in our first quarter 2019 dividend, which we just announced last Friday and the transactions exchange ratio, TIER shareholders will realize a 20% increase in the quarterly dividend [indiscernible] payment.

Furthermore, Cousins and TIER have agreed to aligned the record and payment dates for any future quarterly dividends that are declared between today and closing.

Finally, we will continue to provide earnings guidance on a stand-alone basis through the closing of the transaction. In our next update, we’ll provided in the normal course of business during our first quarter earnings announcement in late April.

With that, I’ll turn it back over to Colin

Michael Colin Connolly
President, CEO & Director

Thanks, Gregg. At Cousins, we believe that we have a unique and compelling strategy. We strive to be the preeminent Sun Belt office company. We operate the company based on 4 core principles: First, own the premier Sun Belt portfolio and the best submarkets across our geographic footprint; second, maintain a disciplined approach to capital allocation; third, preserve a best-in-class balance sheet; and fourth, leverage strong local operating platforms.

Our merger with TIER REIT is entirely consistent with this strategy and accelerates many of our key goals.

In conclusion, we have had an exciting start to 2019 at Cousins with our Norfolk Southern deal and now, an announced merger with TIER REIT.

In totality, these strategic transactions provide a meaningful boost to our 2019 FFO relative to our original guidance, enhance our geographic mix, expand our growth opportunities and increase our scale.

As I mentioned earlier, we will retain a sector leading balance sheet. Before turning the call back over to the operator for questions, I would like to express my deep appreciation to the Cousins team for their tireless work and dedication, to our Board of Directors for their unwavering support of the company and to our Executive Chairman, Larry Gellerstedt, who continues to be a great mentor to me and a wonderful resource for the company.

With that, I’ll turn the call back over to the operator for your questions.

Question and Answer

Operator

[Operator Instructions] Our first question comes from John Kim of BMO capital markets.

Piljung Kim

BMO Capital Markets Equity Research

I was wondering if I could just ask on more background on the transaction [indiscernible] who [ crush ] whom. Scott, were you actively looking for a partner and were you in discussions with other potential bidders for your company?

Michael Colin Connolly
President, CEO & Director

John, it’s Colin Connolly, the proxy for the transaction will be filed in April and that document will include all of those details.

Piljung Kim

BMO Capital Markets Equity Research

What about a breakup fee? Can you just discuss the break up fees from each company’s standpoint.

Michael Colin Connolly
President, CEO & Director

Yes. So John, the merger agreement will be filed later today and the specific details regarding the breakup fee will be included in that document, which I mentioned will be posted later this afternoon.

Piljung Kim

BMO Capital Markets Equity Research

Is there a period of a reduced breakup fees in the near term?

Michael Colin Connolly
President, CEO & Director

Again, I’d love to answer your question, but we do need to wait for that document to be posted this afternoon and it will have all the details on the breakup fee.

Piljung Kim

BMO Capital Markets Equity Research

Okay. I have a question for Scott. Your stock is performing well as you stated in your prepared remarks. Your stock is up 42% over the last 12 months. It’s hard to argue that this offer is not a fair offer, but having said that, it’s also not conceivable that your stock price could not have reached $29 on the phone. Can you just discuss why going at it with Cousins rather than a stand-alone company was the right approach?

Scott W. Fordham
CEO & Director

Sure. John, you know that I have a lot of passion for the portfolio that we put together. Let’s talk about the development opportunities in Austin also in Dallas, but I’ve also talked about our goals and our goals were to increase our scale, to strengthen our balance sheet through a reduction in leverage, to diversify the portfolio across our target markets as well as position ourselves for significant growth opportunities. This combination, I believe achieves all of those and positions the company in a superior position to achieve those goals. So at this point, I mean, we’ve looked at it, but we clearly feel like that this is the right avenue for the company and as a stock-for-stock deal, it allows our shareholders to continue to participate in an upside value creation in what I believe in the absolute premier best Sun Belt office suite.

Operator

Our next question comes from Rob Stevenson from Janney.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

No mention of Houston in the release. What are your plans for that market given the previous Parkway transaction? And in lieu of the recent sale, the Eldridge Place assets?

Michael Colin Connolly
President, CEO & Director

Sure, Rob. It’s Colin Connolly. Obviously, the TIER portfolio does include the asset in Houston. I would not read into this transaction as a reentry for Cousins into Houston. That being said, we know those assets well. We know that market well, and we were comfortable with those as a part of the overall transaction. You can aggregate it represents just 4% of the overall combined company. And as Gregg mentioned, as we close the transaction and reevaluate the portfolio as a whole and look at and reassess non-core assets, the asset near in Houston will likely be in that conversation.

Unknown Analyst

Okay. Scott, just a follow-up on john’s question in a different manner. Obviously, it is going to be detailed release in the document that get filed over time, but how does the board think about at this point in the cycle taking stock currency versus the sort of more surety of cash if they were going to wind up taking a deal?

Michael Colin Connolly
President, CEO & Director

So Rob, we will provide those details in the proxy, which filed in terms of how we’ve got to this point, but I will tell you, what I love about this deal again, it creates the absolute best Sun Belt office company with the high-quality portfolio position to create a lot of value with this land bank in both Cousins brought to the table as well as TIER brought to the table at a more efficient cost of capital. So I think it positions us well great significant value and I think that we are very, very excited about the future.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

Okay. And then, I know it’s early, but in terms the way that you’re looking at the Domain, there’s a significant redevelopment opportunities. There still some development, ground up development there. Obviously, it’s a different risk profile when you’re just talking about stand-alone tier in terms of how many dollars you want to have in — not only Austin but the Domain at one point in time, but given larger portfolio that’s more diverse by both market and asset and [indiscernible] here, how are you guys thinking about possibly accelerating the redevelopment and/or ground-up development at the Domain specifically?

Scott W. Fordham
CEO & Director

Well, we’re clearly very excited about the Austin component of this transaction. Cousins Properties since then, active in that market for over 20 years. We have a fabulous team there with a demonstrated track record of creating value so as we look at the market wholly and specifically, the domain, we’re very enthusiastic about the opportunity. I think importantly, as you look at the combined company, while Austin represents a significant component of TIER on a stand-alone basis, on a combined basis, it will represent 24-or-so percent. So we will have additional capacity to do more there. I think ultimately at Cousins, we look at all of those opportunity whether it be redevelopment or ground-up development and look for the right level of demand to move forward and based on the recent history in Austin with companies like

Apple and Google and Facebook continuing to grow, I think, we’re optimistic that we’ll have our stocks to continue take advantage of those development opportunities and grow at the domain.

Robert Chapman Stevenson

Janney Montgomery Scott LLC, Research Division

Okay. And then one last one for me, in terms of the second member of the TIER board will be added to the Cousins board, but how is that going to be determined?

Michael Colin Connolly
President, CEO & Director

That information will be included in the proxy.

Operator

Our next question comes from Jamie Feldman of Bank of America Merrill Lynch.

James Colin Feldman

BofA Merrill Lynch, Research Division

Colin or Gregg, maybe can you talk about evaluation? Maybe talk to what the cap rates are the TIER portfolio and just what gives you comfort at this point?

Michael Colin Connolly
President, CEO & Director

Sure, Jamie. We this is, obviously, a corporate transaction, and so we looked at it from that perspective. That being said, we did look at this as a stand-alone real estate transaction as well, and we think it’s roughly a [indiscernible] on high quality assets.

James Colin Feldman

BofA Merrill Lynch, Research Division

And that’s on what NOI? Look forward NOI or current?

Michael Colin Connolly
President, CEO & Director

Yes. That would be on the kind of the [ forward ] NOI for the operating properties.

James Colin Feldman

BofA Merrill Lynch, Research Division

Without development?

Michael Colin Connolly
President, CEO & Director

Correct.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And then, as you think about just the synergies you mentioned, I mean, what can you talk about where those are coming from and the likelihood and what’s the risk that you don’t get all of those done?

Gregg D. Adzema
Executive VP & CFO

Jamie, it’s Gregg. Well, we promised the transaction, $18 million synergies immediately. We delivered $18 million synergies. And so we believe we’ve got at least that, probably a little bit more here with this TIER transaction, and we believe we will deliver those just like what we did last time. Synergies, we’ll get at corporate level. There’s just overlap when you think about the company. There’s an overlap in the markets. There’s a lot of opportunities for us to realize synergies at the corporate level. And just to put it in perspective, I mean, even before this transaction, our G&A kind of 50 basis points of our enterprise value, which is very good. We’re increasing our G&A, kind of at the midpoint of our G&A guidance [indiscernible] by 12%, but our enterprise value is going up 45%. So that relationship goes 50 basis points down to below 40%. So I believe we’ll really be running this very efficiently relative to the office tiers that we have on going forward, and we’re confidence in the synergy number that we [indiscernible].

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And as you think about the 2 companies, I mean, you talked about the real estate in the submarkets, but can you just talk about the particular strength of both. It seems like will come together, particularly strong?

Michael Colin Connolly
President, CEO & Director

Jamie, again, I think both companies were kind of growing in a similar direction, which is to take advantage of really the Sun Belt opportunity, which is based on, I think, a couple important long term trades, which is migration from the Northeast to the Southeast as well as from the West Coast and the markets like Austin and Dallas. And at the same time, we continue to see a flight to quality and companies as they compete for talent looking to be in the best submarkets mostly highly magnetized submarkets and Cousins and TIER, we’re both positioning ourselves to be at the intersection of those strengths. So I think philosophically, we’ve got kind of very similar views on how to capitalize on a great opportunity. TIER clearly brings a fantastic development pipeline and that is over 80% pre-released and has a very attractive land back as well with additional sites in Austin, but I think importantly, with a couple of terrific sites in Dallas, along with a couple of buildings, which I think actually gives us a real foothold in the Dallas, which you’ve heard us talk about in prior calls is an important strategic objective for the company and on top of that, it sits next to corporate headquarters in Atlanta, the [indiscernible] building in Charlotte. And overall, I think it’s very highly complementary fit.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. That’s helpful, and then just back to Gregg. You’ve talked about the dilution in ‘19 and accretion. Can you give a quarter how when that accretion start to kick in and just how material that dilution might be?

Gregg D. Adzema
Executive VP & CFO

Sure, Jamie. So in the near term, driven by kind of our current FFO multiples, which I discussed in the prepared remarks, ours was a little bit low at the moment because of the Norfolk Southern transaction we just announced. TIER once is above average because of their significant development pipeline that we talked about it is near term dilutive and for 2019, Jamie, it’s probably $0.01 or $0.02 dilutive to FFO, but it quickly turns around and becomes accretive in ‘21 and ‘22 as these developments, most of which are highly pre-leased begin to stabilized NOI. And then, the operating synergies that Scott and Colin both mentioned earlier, those not required for the accretion, but we think they are [indiscernible] and I think we’ll realize those synergies out in the market over the coming year or 2.

James Colin Feldman

BofA Merrill Lynch, Research Division

You think you don’t need the $18.5 million of savings?

Gregg D. Adzema

Executive VP & CFO

No, the [indiscernible] synergies we need. I’m talking about the operational synergies at the property level versus through scale through leasing opportunities. I think there’s more the property level we achieved that are not in our numbers. The $18.5 million is in our numbers and that’s basically G&A synergies.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. So you said $0.01 to $0.02 in ‘19. That’s only — that’s basically the fourth quarter only, right? Because it closes in the third quarter?

Gregg D. Adzema
Executive VP & CFO

We’re assuming a our third quarter close. We don’t know exactly when it’s going to close in the third quarter, but from a consumer perspective, we’re going to close at the beginning of the quarter, that kind of 2 quarters.

James Colin Feldman

BofA Merrill Lynch, Research Division

Okay. And then similar drag in ‘20 before [indiscernible] turn?

Gregg D. Adzema
Executive VP & CFO

No, I don’t think it’s appropriate for you to annualize that because TIERs properties and our properties begin to kick out some stabilized NOI beginning in 2020. We don’t reach the full stabilization run rate until ‘21 or ‘22, but it do start to kick out some NOI in ‘20 that’s not in ‘19. So the dilution that we discussed in ‘19 begin to dissipate in ‘20 and then it flips completely in ‘21 and ‘22.

James Colin Feldman

BofA Merrill Lynch, Research Division

And then, what’s the magnitude of the accretion in ‘21 and ‘22?

Michael Colin Connolly
President, CEO & Director

We only guidance, Jamie, for kind of the current year that we’re in. So as I’ve said in the normal course of business, we’ll provide you with ‘20 and then when it’s appropriate, ‘21 and ‘22 as [indiscernible].

Operator

Our next question comes from Blaine Heck of Wells Fargo.

Blaine Matthew Heck

Wells Fargo Securities, LLC, Research Division

So Colin, when you think about the development pipeline going forward, does this transaction and the additional development potential at the domain shift your focus away from any other opportunity that you may have had in the legacy Cousins portfolio?

Gregg D. Adzema
Executive VP & CFO

No, it doesn’t, Blaine, and we’ll look at all the opportunities across all of our markets and prioritize the projects that we can have the best risk-adjusted returns. You’ve heard us often times say in the past is we look at development opportunities across the company as a whole that 10% to 15% of our total market cap would be kind of a decent proxy. Upon closing of the transaction, again, with the increased scale of the company, the combination of our development pipeline as well as TIER that’s just about 9%, and so we continue to have, again, capacity for high quality demand-driven development opportunities across our markets.

Blaine Matthew Heck

Wells Fargo Securities, LLC, Research Division

Okay. That’s helpful. And then Gregg mentioned the dispositions necessarily to complete this deal, but thinking forward, Colin, you talked a little bit about Houston and you talked about whether there’s any plan to sell off additional assets or markets within the TIER portfolio that maybe you guys would consider non-core?

Michael Colin Connolly
President, CEO & Director

Well, as we mentioned, as we get through the transaction and get it closed, like we did with Parkway, we took some time to reevaluate all of their assets and all of our assets, frankly, and really, force rank those and then look at whether it was desirable to bring leverage down or to dispose this and assets to find compelling new growth opportunities, and so we’ll do the same year over the immediate term and as we look at the TIER portfolio relative to ours, we, obviously, don’t operate in New Jersey. Today, we don’t operate in Houston. And so that will certainly factor to our decision as we look at and evaluate the non-core assets and what our disposition plans might be in the future.

Operator

Our next question comes from Michael Lewis of SunTrust.

Michael Robert Lewis

SunTrust Robinson Humphrey, Inc., Research Division

Colin and Gregg, you have pretty good poker faces since I just spent all day with you and did not see this coming. My first question, I didn’t see anything about transaction cost, legal, severance. Should I just assume, but we have to wait until the filing for those numbers as well?

Gregg D. Adzema
Executive VP & CFO

Michael, it’s Gregg, good morning. No, we can give you a range for a total transaction cost this morning. We believe that the total transaction cost, including what you just described as well as many others, will total about $75 million to $80 million.

Michael Robert Lewis

SunTrust Robinson Humphrey, Inc., Research Division

Okay. And the decision not to sell Meridian to take that off the market, is that just a function of may be your answer to the previous question that when you were forced ranking may be that looks like a good sales candidate and now you kind of go back to establish and maybe it’s Houston, it’s maybe something else falls below that, and so this is kind of a pause on that? Or was there another reason? Because you were under leveraged, I suppose you could say, but this transaction does your sticky leverage up a full turn. Maybe you could just talk more about the decision to take that off the market.

Michael Colin Connolly
President, CEO & Director

Yes, Michael. It really was the — your first part of your comments I think were are accurate. We did as we were moving through the process on [indiscernible], we were very pleased with the interest in the pricing levels, but as this transaction started to come together, I think, we looked at part of the rationale for selling that before, which was in large part, to fund another Atlanta development property and thinking about our overall Atlanta exposure, which was over 40% at the time. So clearly, with this transaction, it does rebalance Atlanta and as we look at the totality of the combined company’s portfolio. As I mentioned earlier, there’s a handful of assets and TIERs portfolio that we don’t currently operate in. They are one off assets, and we certainly have a great portfolio and a great team here Atlanta. And so those things like that will factor into our thinking, the decision-making as we ultimately decide and make those decisions to sell assets in the future.

Operator

Our next question comes from Dave Rogers of Baird.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

Follow-up on the assets [indiscernible] may be not necessarily what you do post calls and I think that [indiscernible] market currently, and I think [indiscernible] head to the market. So are you guys terminating the process of selling [indiscernible] to the merger. A little more color on that from Scott, Colin, Gregg, will be helpful?

Michael Colin Connolly
President, CEO & Director

Sure. Good morning, Dave. No, we are operating as a stand-alone company, obviously, until this merger is complete. We’re well along in the process [indiscernible] so we will continue down that process. With respect to [indiscernible], it’s not in the market and so we’re not considering putting that in the market currently.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

And Scott, any other asset that were in the market or have been contemplated to sell this year?

Scott W. Fordham
CEO & Director

We have no any other assets in the market [indiscernible] Of course, we will talk time and time again about New Jersey, the right time that we would exit that asset, but we will — we did not anticipate that asset being sold this year. It was likely at 2020 sales for us.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

Sounds good. And then, I guess, with regards to development starts continuing to operate as a stand-alone company in the next domain what kind of anticipated pretty shortly are you continuing to move forward with additional development starts on both sides? Should we contemplate that and [indiscernible] modeling?

Scott W. Fordham
CEO & Director

Yes, the way we look at the development is continue the demand there. To move forward and be successful on those development projects. We talked about the demand and we’ve seen, particularly in the domain. And so we feel very good about that in the pipeline. We feel like that’s going to great — there’s opportunities for us to continue to move forward with those projects.

Michael Colin Connolly
President, CEO & Director

And, obviously, Scott and myself, the cousins and TIER team will be working kind of hand-in-hand as we think about the decisions to move forward on development projects.

David Bryan Rodgers

Robert W. Baird & Co. Incorporated, Research Division

That’s fair. And I think, from Gregg, your perspective, you typically said you’d fund any development, kind of with equity ahead time and realizing you start the TIER would be your own, but how do you think about kind of issuing incremental equity post the close of the transaction to get your leverage back down to fund any development starts in the meantime as you did, I think, in the Barclays transaction as well.

Scott W. Fordham
CEO & Director

Just to be clear, we’ll use one of the most efficient source of capital is to fund new development opportunities, May be equity, may be asset sales and we’ll assess that at that time. We do [indiscernible]. We do tend to prefer funding development commitments upfront rather than on an ongoing basis. Once you a shovel in the ground, you’re kind of committed to want to go ahead and lock in what we believe is the appropriate cost of capital, [indiscernible] development. In terms of looking forward in this transaction as new development comes online, we’ll fund them on a leverage neutral basis. The decision to reduce our leverage kind of below the 4.5x that will be produced by the combination of these companies, that’s a bigger decision. And we’re comfortable running the company 4.5x as I mentioned in my prepared remarks. That still puts us at the very top of the office set in terms of financial strength. And we said for years that we’re comfortable running at that leverage level. That being said, we have an opportunity, as Colin mentioned earlier, as we asses kind of the non-core portfolios of both companies to sell more and then we would development efforts and reduce our leverage. It’s something that we’ll definitely consider. We did it with Parkway, and we’ll consider to fund as well.

Operator

[Operator Instructions] Our next question is a follow-up from Jamie Feldman of Bank of America Merrill Lynch.

James Colin Feldman

BofA Merrill Lynch, Research Division

Can I get your big picture thoughts on — I mean, if you think about the last time Cousins make a big market entry, it was Houston. It was a market that had a lot of momentum at that time. How do you think — what’s different about Austin now than Houston then? At the time it seemed like it did have a really good trajectory like Austin does now. Can you help us think through how you thought about risk of making sure you’re not back in a similar position?

Michael Colin Connolly
President, CEO & Director

Well, it’s fair question, Jamie. I do think as you just kind of step back and compare kind of those 2., when we made the entry into Houston with the present transaction, in aggregate was over 40% of the overall company. As I mentioned earlier, while Austin represents a significant portion of TIER’s portfolio in context of the larger combined company, it’s just 24%. And I think, obviously, Austin is levered to the technology sector, which in aggregate here will only represent about 20% of our overall customer base. So we feel like through this transaction that we enhanced our geographic mix, we continue to have a very well diversified kind of industry base, which is important. And then, as I said, as we look at Austin, we continue to be very bullish on it and I think that’s a function of the migration trends that are under way in the country where you’re seeing large companies from California, in particular, migrate, look to relocate or oftentimes expand in Austin that you saw a little less of that in Houston. It was purely driven by energy. So the high quality of life in Austin, the than core, state capital, really dominant research university in the University of Texas, we think companies like, again, Apple and Google and Facebook continue to validate Austin, but Austin were to turn in all markets cycle, again, putting in context, it’s a much, much smaller component of the overall company than where we stood with Houston several years back.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Colin Connolly for any closing remarks.

Michael Colin Connolly
President, CEO & Director

Well, I thank everybody for participating in this call on such short notice. We, here at Cousins and TIER REIT are incredibly excited about the opportunity in front of us for the combined company, and we look forward to discussing that with you in the future. Please don’t — feel free to reach out and ask questions at any time. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and Tier operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.